345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

August 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: SPK Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Form 14A
Filed August 1, 2022
File No. 001-40462

Attention: Joshua Gorsky and Dorrie Yale

On behalf of our client, SPK Acquisition Corp., a Delaware company (“SPK” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Form 14A filed on August 17, 2022 (the “Form 14A”) contained in the Staff’s letter dated August 18, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Form 14A (the “Amendment”) on Form 14A/A, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Preliminary Proxy Statement on Form 14A

General

1.	We acknowledge your revised disclosures in response to our prior comment 2. We note your statement in the section titled "Proposal 1: The Charter Amendment Proposal" that you need an extension because you and other parties to the merger agreement are working to finalize the registration statement and that there is not sufficient time to hold a general meeting to obtain shareholder approval and to consummate the transaction. However, you also have references elsewhere in your proxy statement regarding the need to finalize agreements. Please expand your disclosures in the "Proposal 1" section to clearly state your need to finalize agreements, and explain whether those agreements include financing agreements.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment.

SPK Acquisition Corp.

File No. 001-40462

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

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